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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*

                        MindSpring Enterprises, Inc.
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                                (Name of Issuer)

                        Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 602683 10 4
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                               (CUSIP Number)

   J. Douglas Cox, c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive,
                     West Point, GA 31833 (706) 645-8139
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               April 11, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 602683 10 4                               Page   2   of   5   Pages
         ------------                                    -----    -----


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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ITC Holding Company, Inc.
    1239 O.G. Skinner Drive
    West Point, GA 31833

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
    N/A                                                                  (b) [ ]

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3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    WC

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

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                     7       SOLE VOTING POWER
                             2,246,689

       NUMBER OF   -------------------------------------------------------------
        SHARES       8       SHARED VOTING POWER
     BENEFICIALLY            -0-
       OWNED BY
         EACH      -------------------------------------------------------------
       REPORTING     9       SOLE DISPOSITIVE POWER
        PERSON               2,246,689
         WITH
                   -------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             -0-

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,246,689

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    29.8%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 602683 10 4                            Page    3     of    5   Pages
          ------------                                 --------    ------


Item 1.          Security and Issuer

                 This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of MindSpring Enterprises, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1430 West Peachtree St. NW, Suite 400, Atlanta, GA 30309.

Item 2.          Identity and Background

                 This statement is being filed by ITC Holding Company, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person is a holding company engaged through subsidiaries and other ownership interests in a variety of service businesses, primarily in the telecommunications industry. The business address of the Reporting Person is 1239 O.G. Skinner Drive, West Point, GA 31833.

                 During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

                 The Reporting Person purchased 313,200 shares of the Company's Common Stock between April 11, 1997 and July 9, 1997. The aggregate consideration paid by the Reporting Person for these shares was $2,606,812.
The source of such consideration was the Reporting Person's corporate working capital.

Item 4.          Purpose of Transaction

                 The Reporting Person has acquired the Company's Common Stock described in Item 3 above for investment. The Reporting Person may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Person, acquire either in the open market or in privately negotiated transactions additional shares of the Company's Common Stock, or may dispose of all or a portion of the Company's Common Stock which it now owns or hereafter may acquire. In addition, the Reporting Person has informally indicated to the Company that it might consider purchasing newly issued shares of Common Stock from the Company at negotiated prices in order to fund future acquisitions by the Company. In this regard, on June 4, 1997 the Reporting Person filed a notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") with the Federal Trade Commission and the Department of Justice regarding possible future acquisitions of the Reporting Person that could result in the Reporting Person holding in excess of 50% of the Company's outstanding Common Stock. The HSR waiting period expired on July 5, 1997.

                 Except as described in this Schedule 13D report, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer

                 (a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 2,246,689 shares of the Company's Common Stock which represents approximately 29.8% of the shares of the 7,527,949 shares of the Company's Common Stock outstanding as of that date.

                 (b) The Reporting Person has sole power to vote (or to direct the vote) and sole power to dispose (or to direct the disposition) of the entire number of shares reported as beneficially owned by the Reporting Person.

                 (c) On April 11, 1997, the Reporting Person purchased 5,000 shares of the Company's Common Stock at $8.06 per share in an open market transaction on the Nasdaq National Market.

CUSIP No. 602683 10 4                             Page    4     of    5   Pages
          ------------                                  --------    ------


                          On April 15, 1997, the Reporting Person purchased
5,200 shares of the Company's Common Stock at $8.06 per share in an open market transaction on the Nasdaq National Market.

                          On April 22, 1997, the Reporting Person purchased
5,000 shares of the Company's Common Stock at $8.06 per share in an open market transaction on the Nasdaq National Market.

                          On April 25, 1997, the Reporting Person purchased
5,000 shares of the Company's Common Stock at $8.06 per share in an open market transaction on the Nasdaq National Market.

                          On April 28, 1997, the Reporting Person purchased
193,000 shares of the Company's Common Stock at $8.00 per share in an open market transaction on the Nasdaq National Market.

                          On July 9, 1997, the Reporting Person purchased
100,000 shares of the Company's Common Stock at $9.00 per share in a private transaction.

                          Except for these purchases, the Reporting Person has
not effected any other transactions in the Company's Common Stock during the past 60 days.

                 (d)      Not applicable.

                 (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Not applicable.

Item 7.          Material to be Filed as Exhibits

                 Not applicable.

CUSIP No. 602683 10 4                            Page    5     of    5   Pages
          ------------                                 --------    ------



Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:            August 4, 1997


ITC HOLDING COMPANY, INC.


  /s/ Kimberley E. Thompson
-------------------------------------------
By:    Kimberley E. Thompson
Title: Vice President, General Counsel
          and Secretary